FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

As part of the NBG Group’s ongoing effort to improve its structures and effectively respond to the changes in the international and domestic markets the Boards of Directors of NATIONAL BANK OF GREECE S.A and NATIONAL MANAGEMENT & ORGANIZATION Co (ETHNOKARTA) met today and decided the merger of the two companies through absorption of the latter by the Bank pursuant to the provisions of Companies’ Act 2190/20, art. 69 et seq. and 78, and Law 2166/1993, articles 1-5. The date of the Transformation Balance Sheets has been set as 31 March 2007.

The merger will take place subject to all necessary corporate resolutions (preparation of a Draft Merger Agreement, resolutions of competent corporate bodies), observance of legal procedures and obtaining of the necessary approvals. Given that NATIONAL BANK of GREECE holds 100% of NATIONAL MANAGEMENT & ORGANIZATION Co (ETHNOKARTA) shares, NBG’s share capital will not increase following the completion of the merger.

Athens, 25 January 2007

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date  : 26th   January, 2007

Vice Chairman — Deputy Chief Executive Officer